

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0303

April 9, 2010

By Facsimile (816.412.1129) and U.S. Mail

Craig L. Evans, Esq.
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106

> **Re:** **Gateway Energy Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed March 31, 2010**
> **File No. 0-06404**

Dear Mr. Evans:

We have reviewed the above filing and have the following comments. Where indicated, we think the Company should revise the document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the Company's disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement

General

1.   Please include page numbers in the next filing.

2.   Please confirm that the Company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

3.   Please provide the disclosure required by Item 5(b)(1)(v) of Schedule 14A.

4.   We note that the Company has made statements in its proxy statement that appear to
        directly or indirectly impugn the character, integrity or personal reputation of the Pevow
        nominees, or make charges of illegal, improper or immoral conduct without adequate
        factual foundation. The following problematic statements are representative of those that
        appear in the filing:

- "the Company's stockholders should have serious concerns about the motives of the
  Pevow Directors because of their alignment towards the interests of a single minority
  stockholder. As a result of those conflicts of interest, the Pevow Directors would not
  be in a position to independently provide the necessary oversight of the Company's
  business or to undertake a review of all of the Company's strategic options."
- "The Board believes that the interests of Gateway stockholders will be best served if
  the Company's current independent directors decide what action is in the best
  interests of the Company's stockholders and to act upon that decision rather than a
  group of directors hand-picked by Pevow who would lack independence."
- "[t]o date, Pevow has been unwilling to candidly share his plans with the Company or
  its stockholders, other than general statements, described as conceptual, including: a
  potential sale to Pevow of all of the outstanding capital stock of the Company, and a
  potential sale of the Company's Waxahachie distribution system to Pevow."

        The first two statements cited above appear to imply that the Pevow nominees would fail
        to fulfill their fiduciary duties to shareholders and would lack independence. As noted in
        the Pevow's consent solicitation statement, (i) all of the Pevow nominees are independent
        of the Company within the meaning of NASDAQ listing standards, (ii) none of the
        Pevow nominees are currently affiliated with Mr. Pevow or GEC Holding, LLC and (iii)
        each of the Pevow nominees has acknowledged in their nominee agreement that there is,
        and can be, no agreement between Mr. Pevow and GEC Holding, LLC, on the one hand,
        and such nominee, on the other hand, which governs the decisions such nominee will
        make as a director of Gateway.

        Please do not use these or similar statements without providing a proper factual
        foundation for the statements. In addition, as to matters for which the Company does
        have a proper factual foundation, please avoid making statements about those matters that
        go beyond the scope of what is reasonably supported by the factual foundation. Please
        note that characterizing a statement as the Company's opinion or belief does not
        eliminate the need to provide a proper factual foundation for the statement; there must be
        a reasonable basis for each opinion or belief that it expresses. Please refer to Note (b) to
        Rule 14a-9.

5.   Please characterize each statement or assertion of opinion or belief as such, and ensure
        that a reasonable basis for each opinion or belief exists. Further, refrain from making any

insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples, without limitation, of statements or assertions in the proxy statement, which at a minimum, must be supported on a supplemental basis or deleted from the disclosure. As noted in the preceding comment, characterizing a statement as the Company's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that it expresses.

- "If Pevow's proposals are adopted, the directors selected by Pevow would comprise five of the six members of the Board, which would give a minority stockholder *disproportionate representation on the Board and control of the Company* (emphasis added)." Please advise given that the Pevow nominees would be (i) independent of one another, including Mr. Pevow (see the preceding comment), and (ii) subject to fiduciary duties under Delaware law and would be required to act in the best interests of all of the Company's stockholders.   Please also advise given that upon election to the board of directors, Mr. Pevow would hold less than 12% of the outstanding voting stock and therefore would not control the outstanding voting stock of the Company.
- "Pevow may attempt to take the Company private or acquire the stock of other stockholders." We note that the Pevow consent statement indicates that Mr. Pevow does not currently intend to make an offer to acquire all or a majority of the Company's common stock.

Reasons to Reject Pevow's Consent Solicitation Proposals

6.   We note the statement "to a large extent, Gateway's general and administrative expense is not subject to reduction without risking substantial regulatory compliance problems." Please expand this statement to describe in greater detail these regulatory compliance problems and why a reduction in general and administrative expenses would risk causing such problems.

7.   We note the discussion of the Hickory Creek Gathering System in which the Company states that such system "is expected to generate an additional $770,000 of revenues for Gateway in 2010, assuming no new wells are drilled during the year, without a significant increase in costs and expenses." The Company further states that "[t]here are currently 15 producing wells connected to the system and the producers *have identified 18 additional drilling locations within the dedicated leases for future development"* (emphasis added). It is unclear from the disclosure whether such disclosure is suggesting that these 18 additional drilling locations will further increase revenue without a significant increase in costs and expenses. Please supplement the disclosure to clarify whether and how the identification of drilling locations will lead to increased revenues without a significant increase in costs and expenses.

8.   We note the statement that "[t]he sale of the Shipwreck Platform and Crystal Beach Terminal is expected to reduce what Gateway will incur in 2010 for insurance costs by approximately $320,000 and eliminated an estimated $3.4 million in future abandonment obligations." According to the Company's annual report on Form 10-K filed on March 24, 2010, the Company completed this sale on June 30, 2009 and the reduction in the insurance costs began in the fourth quarter of 2009. It is unclear if the $320,000 in insurance costs refer to annual savings that began in the fourth quarter of 2009, in which case not all of the $320,000 in savings will be enjoyed in 2010 or whether the $320,000 does in fact refer to costs that will be saved in 2010 alone. Please advise and if appropriate revise your disclosure to clarify.

9.   We note that statement that "[a] consent in favor of the Pevow proposals would be a consent to remove six of your duly-elected directors, including the Company's Chief Executive Officer." Please revise to clarify that Pevow's proposal only seeks to remove the Company's chief executive officer in his capacity as a director of the Company.

The Consent Procedure

10.   Please disclose how the Company intends to notify security holders of when the consent revocation solicitation expires.

11.   We note the disclosure that a security holder can revoke a consent by signing, dating and mailing the Company's consent revocation card to the Company. Revise to state whether or not such security holder has the power to subsequently "cancel" a consent revocation and, if applicable, briefly describe the procedures for, or any limitation on, such cancellation. See Item 2 of Schedule 14A.

Results of This Consent Revocation

12.   We note the statement that "[t]he Company is in the process of retaining an independent inspector of elections in connection with Pevow's solicitation." Article I, Section 10 of Gateway's bylaws appears to provide that in the event of a consent solicitation relating to "the removal or replacement of one or more members of the Board of Directors, the Secretary of the Corporation shall promptly designate *two* persons, who shall not be members of the Board of Directors, to serve as inspectors with respect to such Consent..." (emphasis added). Please reconcile this statement with the bylaw requirement.

Solicitation Of Consent Revocations

13.   The disclosure states that the Company's directors and officers may solicit revocations by mail, in person or by telephone or other forms of telecommunication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting

revocations, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm the Company's understanding.

Revocation Card

14. Please revise the consent revocation card to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

15. We refer you to Proposal 2. Please revise to make clear whether the Pevow nominees have consented to being named on the Company's consent revocation card. Refer to Exchange Rule 14a-4(d). If any such person has not consented, then that person is not a bona fide nominee and the Company may not name them on its consent revocation card pursuant to Rule 14a-4(d). Note that the consent revocation card may refer to, e.g., "those individuals identified on the Pevow consent card" but it may not identify such individuals by name.

16. In addition, please revise Proposal 2 so that it provides security holders a means to revoke their consent to the election of certain of Pevow nominees as opposed to revoking their consent to the election of all of such nominees. Refer to Exchange Act Rule 14a-4(2)(b). We refer you to the similar instruction in Proposal 1.

Closing Comments

Please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

  · the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions